Exhibit 99.5

Fortuna Reports First Quarter 2021 Financial Results

(All amounts expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, May 10, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported record first quarter 2021 net income of $26.4 million, adjusted net income1 of $27.5 million, and adjusted EBITDA1 of $60.8 million.

Jorge A. Ganoza, President and CEO, commented, “Our record financial performance in the first quarter reflects the combination of strong operating performance at San Jose and Caylloma, Lindero´s first full quarter of contribution to sales, and favourable metal prices. “ Mr. Ganoza added, “As Lindero continues to ramp up we are pleased with the progress made in Q1 considering the challenges we continue to face in the context of COVID-19 related restrictions. We remain on track to meet our consolidated guidance of 178,000 to 202,000 ounces of gold and 6.8 million to 7.6 million ounces of silver.”

First Quarter 2021 Highlights

•	Record sales of $117.8 million, an increase of 148% from the $47.5 million reported in the same period in 2020 (“Q1 2020”), due to higher realized prices and sales volumes for all metals at all mines, notably sales from the Lindero Mine of $36.9 million

•	Record net income of $26.4 million or $0.14 per share, an increase of $30.9 million and $0.17 per share, from the $4.5 million net loss or $0.03 loss per share reported in Q1 2020

•	Record adjusted net income[1] of $27.5 million compared to $2.2 million net loss in Q1 2020

•	Record adjusted EBITDA[1] of $60.8 million compared to $15.9 million reported in Q1 2020

•	Free cash flow from ongoing operations[1] of $17.4 million compared to $14.2 million reported in Q1 2020, the current quarter was impacted by a $16.2 million increase in trade receivables due to timing of collections

•	As of March 31, 2021, the Company had cash and cash equivalents of $145.7 million, an increase of $13.8 million from December 31, 2020

•	Silver and gold production of 1,913,755 ounces and 34,355 ounces, respectively

•	AISC[1,2] per silver equivalent ounce of payable silver sold of $13.52 and $18.50 for the San Jose Mine and Caylloma Mine, respectively, and AISC[1] per ounce of gold sold of $1,055 for the Lindero Mine

•	Announced a business combination transaction with Roxgold Inc. on April 26, 2021: creates a low-cost intermediate global precious metals producer with extensive brownfields and greenfields organic growth potential and led by highly experienced management

1 Refer to Non-IFRS Financial Measures.

2 AISC/oz Ag Eq calculated at realized metal prices, refer to mine site results for realized prices and Non-IFRS Financial Measures for silver equivalent ratio.

Three months ended March 31	2021	2020	% Change
Sales	117.8	47.5	148%
Mine operating income	51.3	7.5	584%
Operating income	40.4	1.8	2,144%
Net income (loss)	26.4	(4.5)	687%
Earnings (loss) per share – basic	0.14	(0.03)	567%
Adjusted net income[1]	27.5	(2.2)	1,350%
Adjusted EBITDA[1]	60.8	15.9	282%
Net cash provided by operating activities	21.1	3.7	470%
Free cash flow from ongoing operations[1]	17.4	14.2	23%
Capex
Sustaining	7.9	3.5	126%
Non-sustaining	0.3	0.1	200%
Lindero	2.6	21.4	(88)%
Brownfields	2.5	1.6	56%

As at	Mar 31, 2021	Dec 31, 2020	% Change
Cash and cash equivalents	145.7	131.9	10%

1. Refer to Non-IFRS financial measures and Forward Looking Statements at the end of this news release.

First Quarter 2021 Results

Sales for the three months ended March 31, 2021 were $117.8 million, an increase of 148% from the $47.5 million reported in Q1 2020. Silver and gold prices increased 61% and 12%, respectively. The Lindero Mine recognized sales of $36.9 million from 21,297 ounces of gold ounces sold. San Jose sales were $58.0 million, an increase of 50% from the $38.7 million reported in Q1 2020 due to increases in the prices of silver and gold and a 3% and 5% increase in the volume of silver and gold ounces sold, respectively. Sales from the Caylloma Mine were $25.4 million, a 92% increase from the $13.2 million reported in Q1 2020 due to higher metal prices and a 22%, 17%, and 21% increase in the volume of silver, zinc, and lead sold, respectively.

Operating income for the three months ended March 31, 2021 was $40.4 million, an increase of $38.6 million compared to Q1 2020. The increase was due primarily to higher silver and gold prices, and Lindero’s contribution to mine operating income of $11.7 million.

Net income for the three months ended March 31, 2021 was $26.4 million, a $30.9 million increase over the $4.5 million net loss reported in Q1 2020. The effective tax rate for the quarter was 34%.

Adjusted EBITDA for the three months ended March 31, 2021 was $60.8 million, an increase of $44.9 million compared to $15.9 million reported in Q1 2020. The increase reflects Lindero´s contribution to adjusted EBITDA of $19.6 milion as well as higher EBITDA at San Jose and Caylloma.

Free cash flow from ongoing operations for the three months ended March 31, 2021 was $17.4 million compared to $14.2 million in Q1 2020. Free cash flow was impacted by a $16.2 million increase in trade receivables during the quarter, due primarily to timing of collections on provisional sales.

As of March 31, 2021, the Company had cash and cash equivalents of $145.7 million, an increase of $13.8 million from December 31, 2020. The Company’s $120.0 million credit facility remains fully drawn as of March 31, 2021 and is set to expire on January 26, 2022. The Company expects to conclude renewal of the facility in the second quarter of 2021.

Lindero Mine

Three months ended March 31	2021	2020
Mine Production
Tonnes placed on the leach pad	2,130,000	-

Gold
Grade (g/t)	0.82	-
Production (oz)	22,332	-
Metal sold (oz)	21,297	-
Realized price ($/oz)	1,754	-

Unit Costs
Cash cost ($/oz Au)[1]	639	-
All-in sustaining cash cost ($/oz Au)[1]	1,055	-

Capital expenditures ($000's)
Sustaining	4,040	-
Brownfields	91	-

[1] Refer to Non-IFRS Financial Measures.

In the first quarter of 2021, a total of 2.13 million tonnes of ore were placed on the heap leach pad averaging 0.82 g/t gold, containing an estimated 56,330 ounces of gold. The operation placed 65% more ounces on the heap leach pad and produced 53% more ounces in doré compared to the fourth quarter of 2020. Total gold production was 22,332 ounces comprised of 20,562 ounces in doré and 1,770 ounces of gold-in-carbon inventory.

Cash cost per gold ounce sold was $639, as the mine continues to ramp up production.

All-in sustaining cash cost per gold ounce sold was $1,055, below the Company’s guidance for the first half of the year of between $1,130 and $1,335 per gold ounce sold, due primarily to the timing of sustaining capital expenditures.

In the first quarter of 2021, sustaining capital expenditures included $2.1 million of leach pad expansion and $1.7 million of capitalized stripping. Capital investments for the year are estimated at $20.5 million of sustaining capital expenditures (refer Fortuna new release dated January 19, 2021), and $6.1 million of capitalized stripping.

San Jose Mine

Three months ended March 31	2021	2020
Mine Production
Tonnes milled	259,803	246,826
Average tonnes milled per day	3,048	2,837

Silver
Grade (g/t)	217	216
Recovery (%)	91	92
Production (oz)	1,646,444	1,570,201
Metal sold (oz)	1,642,300	1,593,554
Realized price ($/oz)	26.17	16.09

Gold
Grade (g/t)	1.36	1.33
Recovery (%)	91	91
Production (oz)	10,301	9,630
Metal sold (oz)	10,287	9,777
Realized price ($/oz)	1,783	1,571

Unit Costs
Production cash cost ($/t)[2]	70.13	71.12
Production cash cost ($/oz Ag Eq)[1,2]	8.40	7.48
Net smelter return ($/t)	223.69	154.31
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	13.40	10.67

Capital expenditures ($000's)
Sustaining	1,987	1,573
Non-sustaining	274	127
Brownfields	1,736	1,306

[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period.
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures. Refer to Non-IFRS Financial Measures.

The San Jose Mine produced 1,646,444 ounces of silver and 10,301 ounces of gold during the three months ended March 31, 2021, which represents an increase of 5% and 7%, respectively, compared to Q1 2020. The increase was due primarily to 5% higher tonnes milled.

The production cash cost per tonne for the three months ended March 31, 2021 was $70.13 per tonne, consistent with the $71.12 per tonne in Q1 2020.

The all-in sustaining cash cost of payable silver equivalent for the three months ended March 31, 2021 was $13.40 per ounce, an increase of 26% compared to the $10.67 per ounce in Q1 2020. The increase was due primarily to higher royalties from higher income, and lower silver equivalent ounces sold due to a change in the silver to gold ratio (Q1 2021: 68.1:1, Q1 2020: 97.7:1); underlying sales volumes of silver and gold ounces were higher than Q1 2020.

Capital expenditures totalled $4.0 million for the three months ended March 31, 2021, an increase of 33% compared to Q1 2020.

Caylloma Mine

Three months ended March 31	2021	2020
Mine Production
Tonnes milled	131,887	132,741
Average tonnes milled per day	1,499	1,491

Silver
Grade (g/t)	77	70
Recovery (%)	81	84
Production (oz)	267,311	249,111
Metal sold (oz)	259,311	212,478
Realized price ($/oz)	26.29	17.59

Lead
Grade (%)	3.21	2.96
Recovery (%)	88	89
Production (000's lbs)	8,181	7,723
Metal sold (000's lbs)	7,998	6,616
Realized price ($/lb)	0.92	0.85

Zinc
Grade (%)	4.70	4.58
Recovery (%)	88	88
Production (000's lbs)	11,969	11,821
Metal sold (000's lbs)	12,267	10,512
Realized price ($/lb)	1.25	0.98

Unit Costs
Production cash cost ($/t)[2]	88.00	80.83
Production cash cost ($/oz Ag Eq)[1,2]	13.69	13.84
Net smelter return ($/t)	194.39	114.97
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.50	16.71

Capital expenditures ($000's)
Sustaining	1,972	1,874
Brownfields	630	263

[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period.
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures. Refer to Non-IFRS Financial Measures.

The Caylloma Mine produced 267,311 ounces of silver, 8.2 million pounds of lead and 12.0 million pounds of zinc during the three months ended March 31, 2021, an increase of 7%, 6%, and 1% compared to Q1 2020. The increased metal production was due to higher head grades. Gold production totaled 1,922 ounces with an average head grade of 0.62 g/t.

The cash cost per tonne of processed ore for the three months ended March 31, 2021 was $88.00, an increase of 9% compared to Q1 2020. The increase was due primarily to operational costs associated with COVID-19 quarantine and testing requirements, offset partly by lower mine preparation costs.

The all-in sustaining cash cost of payable silver equivalent for the three months ended March 31, 2021 was $18.50 per ounce, an increase of 11% compared to Q1 2020. The increase was due primarily to higher royalties from higher income, and lower silver equivalent ounces sold due to a change in the silver equivalent ratio, Q1 2021 is calculated using a silver to gold ratio of 67.5:1 (Q1 2020: 90.5:1), silver to lead ratio of 1:28.6 pounds (Q1 2020: 1:20.7), and silver to zinc ratio of 1:21.1 pounds (Q1 2020: 1:17.9); underlying sales volumes of all metals were higher than Q1 2020.

Corporate Update

On April 26, 2021, the Company announced that it had entered into an arrangement agreement with Roxgold Inc. (“Roxgold”) pursuant to which the Company has agreed to acquire all of the issued and outstanding securities of Roxgold (refer Fortuna news release dated April 26, 2021). The transaction is expected to create a low-cost intermediate global precious metals producer with extensive brownfields and greenfields organic growth potential.

Under the terms of the transaction, Roxgold shareholders will receive 0.283 common shares of Fortuna and C$0.001 for each Roxgold common share held. Upon completion of the transaction, existing Fortuna and Roxgold shareholders will own approximately 64.3% and 35.7% of the combined company, respectively. As at April 23, 2021, the implied fully diluted in-the-money equity value of the transaction was estimated at approximately C$1.1 billion.

The board of directors of both companies have unanimously approved the transaction. The Company has scheduled an annual and special meeting of its shareholders to approve annual business matters and the proposed business combination transaction with Roxgold on Monday, June 28, 2021. The record date for the annual and special meeting is Tuesday, May 11, 2021. An information circular in connection with the shareholder meeting will be mailed to shareholders at the beginning of June. Closing of the transaction is expected by late June or early July 2021, and is subject to: approval by the shareholders of both companies, court approval, regulatory approvals and other customary closing conditions.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The following tables represent the calculation of certain non-IFRS financial measures as referenced in this news release, in alignment with the World Gold Council (WGC”) standard for all-in sustaining cash cost and all-in cash cost, the company has presented the cash cost figures on a sold ounce basis for all periods presented, with the change from the previously presented figures on a produced ounce basis being applied retrospectively to prior periods.

Reconciliation to Adjusted Net Income for the three months ended March 31, 2021 and 2020

Three months ended March 31	2021	2020
Net income (loss)	26.4	(4.5)
Adjustments, net of tax:
Foreign exchange loss, Lindero Mine	2.2	3.3
Investment income	-	(1.1)
Other non-cash items	(1.1)	0.1
Adjusted net income (loss)	27.5	(2.2)

Reconciliation to Adjusted EBITDA for the three months ended March 31, 2021 and 2020

Three months ended March 31	2021	2020
Net income (loss)	26.4	(4.5)
Adjustments:
Inventory adjustment	(0.1)	(0.1)
Foreign exchange loss, Lindero Mine	2.2	3.3
Net finance items	2.4	0.4
Depreciation, depletion, and amortization	19.2	11.5
Income taxes	13.3	7.1
Investment income	-	(1.1)
Other non-cash items	(2.6)	(0.7)
Adjusted EBITDA	60.8	15.9

Reconciliation to free cash flow from ongoing operations for three months ended March 31, 2021 and 2020

Three months ended March 31	2021	2020
		(Restated)
Net cash provided by operating activities	21.1	3.7
Change in long-term receivables	-	(0.2)
Additions to sustaining capital	(9.3)	(4.9)
Impact of adoption in IAS 16	-	9.5
Current income tax expense	(14.0)	(5.9)
Income taxes paid	19.6	12.0
Free cash flow from ongoing operations	17.4	14.2

Reconciliation of All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold for three months ended March 31, 2021 and 2020

CAYLLOMA MINE
Three months ended March 31	2021	2020
Cash cost applicable	15,099	16,166
Royalties and mining taxes	688	300
Workers' participation	736	25
General and administrative expenses (operations)	1,278	1,042
Adjusted operating cash cost	17,801	17,533
Sustaining capital expenditures[3]	1,972	1,874
Brownfields exploration expenditures[3]	630	263
All-in sustaining cash cost	20,403	19,670
All-in cash cost	20,403	19,670
Payable ounces of silver equivalent sold[1]	1,103,000	1,176,927
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.50	16.71
All-in cash cost per ounce of payable silver equivalent sold[2]	18.50	16.71

1  Silver equivalent sold for Q1 2021 is calculated using a silver to gold ratio of 67.5:1 (Q1 2020: 90.5:1), silver to lead ratio of 1:28.6 pounds (Q1 2020:  1:20.7), and silver to zinc ratio of 1:21.1 pounds (Q1 2020:  1:17.9).

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices.

3  Presented on a cash basis.

SAN JOSE MINE
Three months ended March 31	2021	2020
Cash cost applicable	18,871	18,127
Royalties and mining taxes	3,683	1,599
Workers' participation	2,136	1,607
General and administrative expenses (operations)	1,675	1,421
Adjusted operating cash cost	26,365	22,754
Sustaining capital expenditures[3]	1,987	1,573
Brownfields exploration expenditures[3]	1,736	1,306
All-in sustaining cash cost	30,088	25,633
Non-sustaining capital expenditures[3]	274	127
All-in cash cost	30,362	25,760
Payable ounces of silver equivalent sold[1]	2,245,819	2,402,847
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	13.40	10.67
All-in cash cost per ounce of payable silver equivalent sold[2]	13.52	10.72

1  Silver equivalent sold for Q1 2021 is calculated using a silver to gold ratio of 68.1:1 (Q1 2020:  97.7:1).

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices.

3   Presented on a cash basis.

Reconciliation of Cash cost per Ounce of Gold Sold for the three months ended March 31, 2021 and 2020

LINDERO MINE
Three months ended March 31		2021	2020
Cost of sales		22,186	-
IFRS 16 embedded lease adjustment		518	-
Export duties		(2,800)	-
Depletion and depreciation		(6,245)	-
By product credits		(58)	-
Treatment charges		10	-
Cash cost applicable per gold ounce sold	A	13,611	-
Ounces of gold sold	B	21,289	-
Cash cost per ounce of gold sold ($/oz)	=A/B	639	-

Reconciliation of All-in Sustaining Cash Cost per Ounce of Gold Sold for three months ended March 31, 2021 and 2020

LINDERO MINE
Three months ended March 31	2021	2020
Cash cost applicable	13,611	-
Export duties and mining taxes	3,581	-
General and administrative expenses (operations)	1,138	-
Adjusted operating cash cost	18,330	-
Sustaining capital expenditures[1]	4,040	-
Brownfields exploration expenditures[1]	91	-
All-in sustaining cash cost	22,461	-
Ounces of gold sold	21,289	-
All-in sustaining cash cost per ounce of gold sold	1,055	-

1  Presented on a cash basis.

Additional information regarding the Company’s financial results and activities underway are available in the Company’s first quarter 2021 Financial Statements and accompanying Management’s Discussion and Analysis for the three months ended March 31, 2021, which are available for download on the Company’s website, www.fortunasilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Tuesday, May 11, 2021 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/41226 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Tuesday, May 11, 2021

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 41226

Playback of the conference call will be available until Tuesday, May 25, 2021. Playback of the webcast will be available until Wednesday, May 11, 2022. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2021/.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated production forecasts and sales for 2021; estimated production costs and all-in sustaining cash costs for 2021; estimated capital expenditures in 2021; estimated Brownfields and Greenfields expenditures in 2021; the anticipated completion of the announced transaction with Roxgold and the timing and the benefits thereof; the future estimated impact of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates; estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the timing of the commencement of steady state production at the Lindero Mine; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a prolonged slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases in incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; failure to obtain any required regulatory and other approvals (or to do so in a timely manner) in connection with the announced transaction with Roxgold; the anticipated timeline for the completion of the transaction with Roxgold may change for a number of reasons, including the inability to secure the necessary regulatory approvals or other approvals in the time assumed; developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the transaction changes in prices for gold, silver and other metals; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; delays in the ramp up of production at Lindero which may cause delays in the commencement of commercial production; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; the world-wide economic and social impact of COVID-19, and the duration and extent of the impact of the pandemic and related restrictions on the Company’s workforce, suppliers and the effect that any adverse changes would have on the Company’s business; the effect that any further suspensions of operations as a result of the pandemic would have on the Company’s business and financial and operational results; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

This news release also refers to non-IFRS financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.